Exhibit 99.1

Pinduoduo Announces Second Quarter 2019 Unaudited Financial Results and Appoints New Independent Director

SHANGHAI, CHINA, August 21, 2019 (GLOBE NEWSWIRE) — Pinduoduo Inc. (“Pinduoduo” or the “Company”) (NASDAQ: PDD), an innovative and fast growing “new e-commerce” platform and one of the leading Chinese e-commerce players, today announced its unaudited financial results for the second quarter ended June 30, 2019.

Second Quarter 2019 Highlights

•                          GMV1 in the twelve-month period ended June 30, 2019 was RMB709.1 billion (US$2103.3 billion), an increase of 171% from RMB262.1 billion in the twelve-month period ended June 30, 2018.

•                          Total revenues in the quarter were RMB7,290.0 million (US$1,061.9 million), an increase of 169% from RMB2,709.0 million in the same quarter of 2018.

•                          Average monthly active users3 in the quarter were 366.0 million, an increase of 88% from 195.0 million in the same quarter of 2018.

•                          Active buyers4 in the twelve-month period ended June 30, 2019 were 483.2 million, an increase of 41% from 343.6 million in the twelve-month period ended June 30, 2018.

•                          Annual spending per active buyer5 in the twelve-month period ended June 30, 2019 was RMB1,467.5 (US$213.8), an increase of 92% from RMB762.8 in the twelve-month period ended June 30, 2018.

“We are pleased with our results in the second quarter of 2019,” said Mr. Zheng Huang, Chairman and Chief Executive Officer of Pinduoduo. “Putting users’ interests first, we worked with our merchants to provide our users with a targeted, compelling value proposition on their most coveted items. This unwavering focus on our users contributed to the significant increase in our annual active buyer base and annual spending per active buyer, which together led to the 171% increase in our last-twelve-month GMV to RMB709.1 billion.”

1  “GMV” refers to the total value of all orders for products and services placed on the Pinduoduo mobile platform, regardless of whether the products and services are actually sold, delivered or returned. Buyers on the platform are not charged for shipping fees in addition to the listed price of merchandise. Hence, merchants may embed the shipping fees in the listed price. If embedded, then the shipping fees are included in GMV. As a prudential matter aimed at eliminating any influence on Pinduoduo’s GMV of irregular transactions, the Company excludes from its calculation of GMV transactions over certain amounts (RMB100,000) and transactions by buyers over a certain amount (RMB1,000,000) per day.

2  This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB6.8650 to US$1.00, the noon buying rate in effect on June 28, 2019 as set forth in the H.10 Statistical Release of the Federal Reserve Board.

3  “Monthly active users” refers to the number of user accounts that visited the Pinduoduo mobile app during a given month, which does not include those that accessed the platform through social networks and access points.

4  “Active buyers” in a given period refers to the number of user accounts that placed one or more orders (i) on the Pinduoduo mobile app, and (ii) through social networks and access points in that period, regardless of whether the products and services are actually sold, delivered or returned.

5  “Annual spending per active buyer” in a given period refers to the quotient of total GMV in that period divided by the number of active buyers in the same period.

“For the quarter ended June 30, 2019, our total revenues increased by 169% year-over-year to RMB7,290.0 million, primarily as a result of the robust growth in our online marketing services revenues,” added Mr. David Liu, Vice President of Strategy. “In comparison, our sales and marketing expenses for the same period grew by 105% year-over-year to RMB6,103.7 million, or 84% of our total revenues. Our investments in growing user engagement are showing signs of success. As users engage more on our platform, merchants also see improved marketing returns from greater exposure and conversion. We plan to continue investing strategically in our users and merchants in 2019 to drive further engagement.”

Independent Director Appointment

Pinduoduo also announced today the appointment of Anthony Kam Ping Leung to serve as an independent director of the Company, effective on August 21, 2019. Additionally, Mr. Kam will serve as the Chairperson of the Audit Committee. Mr. Kam has more than 30 years of experience in the financial services industry in Asia. He is a Chartered Financial Analyst and a chartered accountant in Singapore. Adding Mr. Kam to the Board increases the total number of board members to 6, of which 4 are independent directors.

Second Quarter 2019 Unaudited Financial Results

Total revenues were RMB7,290.0 million (US$1,061.9 million), an increase of 169% from RMB2,709.0 million in the same quarter of 2018. The increase was primarily due to an increase in revenues from online marketing services.

•                          Revenues from online marketing services were RMB6,467.1 million (US$942.0 million), an increase of 173% from RMB2,371.0 million in the same quarter of 2018.

•                          Revenues from transaction services were RMB822.9 million (US$119.9 million), an increase of 143% from RMB338.1 million in the same quarter of 2018.

Total costs of revenues were RMB1,594.7 million (US$232.3 million), an increase of 311% from RMB387.8 million in the same quarter of 2018. The increase was mainly due to higher costs for cloud services, call center and merchant support services.

Total operating expenses were RMB7,185.7 million (US$1,046.7 million), compared with RMB8,957.4 million in the same quarter of 2018.

•                          Sales and marketing expenses were RMB6,103.7 million (US$889.1 million), an increase of 105% from RMB2,970.7 million in the same quarter of 2018, mainly due to an increase in online and offline advertisement and promotions.

•                          General and administrative expenses were RMB278.3 million (US$40.5 million), a significant decrease from RMB5,800.7 million in the same quarter of 2018, primarily due to a one-time share-based compensation expense recorded in April, 2018.

•                          Research and development expenses were RMB803.7 million (US$117.1 million), an increase of 332% from RMB186.0 million in the same quarter of 2018. The increase was primarily due to an increase in headcount and the recruitment of more experienced R&D personnel, and an increase in R&D-related cloud services expenses and share-based compensation expenses.

Operating loss was RMB1,490.4 million (US$217.1 million), compared with operating loss of RMB6,636.2 million in the same quarter of 2018. Non-GAAP operating loss6 was RMB898.4 million (US$130.9 million), compared with RMB815.7 million in the same quarter of 2018.

Net loss attributable to ordinary shareholders was RMB1,003.3 million (US$146.1 million), compared with net loss of RMB6,493.9 million in the same quarter of 2018. Non-GAAP net loss attributable to ordinary shareholders7 was RMB411.3 million (US$59.9 million), compared with non-GAAP net loss attributable to ordinary shareholders of RMB673.4 million in the same quarter of 2018.

Basic and diluted net loss per ADS were RMB0.88 (US$0.12), compared with net loss per ADS of RMB13.40 in the same quarter of 2018. Non-GAAP basic and diluted net loss per ADS were RMB0.36 (US$0.04), compared with non-GAAP basic and diluted net loss per ADS of RMB1.40 in the same quarter of 2018.

Net cash provided by operating activities was RMB4,148.0 million (US$604.2 million), compared with RMB1,087.6 million in the same quarter of 2018, primarily due to an increase in online marketing services revenues.

Cash, cash equivalents and restricted cash were RMB40.7 billion (US$5.9 billion) as of June 30, 2019, compared with RMB30.5 billion as of December 31, 2018.

6  Non-GAAP operating loss is defined as operating loss excluding share-based compensation expenses. See “Reconciliation of Non-GAAP Measures to The Most Directly Comparable GAAP Measures” set forth at the end of this press release.

7  Non-GAAP net loss attributable to ordinary shareholders is defined as net loss attributable to ordinary shareholders excluding share-based compensation expenses. See “Reconciliation of Non-GAAP Measures to The Most Directly Comparable GAAP Measures” set forth at the end of this press release.

Conference Call

The Company will host a conference call to discuss the earnings at 7:30 AM U.S. Eastern Time on Wednesday, August 21, 2019 (7:30 PM Beijing/Hong Kong Time on Wednesday, August 21, 2019).

Dial-in numbers for the live conference call are as follows:

International	+65-6713-5090
Mainland China	4006-208-038
U.S.	+1-845-675-0437
U.K.	+44-203-621-4779
Hong Kong	+852-3018-6771
Passcode:	Pinduoduo

A telephone replay of the call will be available after the conclusion of the conference call until 9:59 AM ET on August 29, 2019.

Dial-in numbers for the replay are as follows:

International	+61-2-8199-0299
U.S.	+1-646-254-3697
Passcode:	9167427

A live and archived webcast of the conference call will be available on the Investor Relations section of Pinduoduo’s website at http://investor.pinduoduo.com/

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP measures, such as non-GAAP operating income/(loss) and non-GAAP net income/(loss) attributable to ordinary shareholders, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company defines non-GAAP operating income/(loss) as operating income/(loss) excluding share-based compensation expenses. The Company defines non-GAAP net income/(loss) attributable to ordinary shareholders as net income/(loss) attributable to ordinary shareholders excluding share-based compensation expenses.

The Company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, which is a non-cash charge. The Company also believes that the non-GAAP financial measures could provide further information about the Company’s results of operations, and enhance the overall understanding of the Company’s past performance and future prospects.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. The Company’s non-GAAP financial measures do not reflect all items of income and expense that affect the Company’s operations and do not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages you to review the Company’s financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of Non-GAAP Measures to The Most Directly Comparable GAAP Measures” set forth at the end of this press release.

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as Pinduoduo’s strategic and operational plans, contain forward-looking statements. Pinduoduo may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Pinduoduo’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Pinduoduo’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s e-commerce market; PRC governmental policies and regulations relating to Pinduoduo’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Pinduoduo’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Pinduoduo undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About Pinduoduo Inc.

Pinduoduo is an innovative and fast growing “new e-commerce” platform that provides buyers with value-for-money merchandise and fun and interactive shopping experiences. The Pinduoduo mobile platform offers a comprehensive selection of attractively priced merchandise, featuring a dynamic social shopping experience that leverages social networks as an effective and efficient tool for buyer acquisition and engagement.

For more information, please visit http://investor.pinduoduo.com/

For investor and media inquiries, please contact:

Pinduoduo Inc.

investor@pinduoduo.com

internationalmedia@pinduoduo.com

PINDUODUO INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	As of
	December 31, 2018	June 30, 2019
	RMB	RMB	US$
		(Unaudited)

ASSETS

Current Assets
Cash and cash equivalents	14,160,322	23,851,940	3,474,427
Restricted cash	16,379,364	16,812,226	2,448,977
Receivables from online payment platforms	247,586	452,266	65,880
Short-term investments	7,630,689	7,935,421	1,155,924
Amounts due from related parties	1,019,033	1,043,258	151,968
Prepayments and other current assets	953,989	1,210,648	176,349
Total current assets	40,390,983	51,305,759	7,473,525

Non-current assets
Property and equipment, net	29,075	33,409	4,867
Intangible asset	2,579,338	2,277,009	331,684
Right-of-use assets	—	307,735	44,827
Other non-current assets	182,667	436,938	63,647
Total non-current assets	2,791,080	3,055,091	445,025

Total Assets	43,182,063	54,360,850	7,918,550

PINDUODUO INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	As of
	December 31, 2018	June 30, 2019
	RMB	RMB	US$
		(Unaudited)

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Amounts due to related parties	478,113	1,412,517	205,756
Customer advances	191,482	267,322	38,940
Payable to merchants	17,275,934	17,830,719	2,597,337
Accrued expenses and other liabilities	2,225,667	3,573,906	520,598
Merchant deposits	4,188,273	5,833,878	849,800
Lease liabilities	—	80,026	11,657
Total current liabilities	24,359,469	28,998,368	4,224,088

Lease liabilities	—	247,426	36,042
Other non-current liabilities	—	8,171	1,190
Total non-current liabilities	—	255,597	37,232

Total Liabilities	24,359,469	29,253,965	4,261,320

Shareholders’ equity
Ordinary Shares	142	148	21
Additional paid-in capital	29,114,527	38,198,956	5,564,305
Accumulated other comprehensive income	1,035,783	1,116,597	162,651
Accumulated deficits	(11,327,858)	(14,208,816)	(2,069,747)
Total shareholders’ equity	18,822,594	25,106,885	3,657,230
Total liabilities and shareholders’ equity	43,182,063	54,360,850	7,918,550

PINDUODUO INC.

CONDENSED CONSOLIDATED STATEMENTS OF LOSS

(Amounts in thousands of RMB and US$)

	For the three months ended June 30,			For the six months ended June 30,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues
Online marketplace services	2,709,046	7,290,008	1,061,909	4,093,650	11,835,212	1,723,993
Total Revenues	2,709,046	7,290,008	1,061,909	4,093,650	11,835,212	1,723,993

Costs of revenues
Costs of online marketplace services	(387,830)	(1,594,709)	(232,296)	(706,530)	(2,468,023)	(359,508)
Total costs of revenues	(387,830)	(1,594,709)	(232,296)	(706,530)	(2,468,023)	(359,508)

Gross profit	2,321,216	5,695,299	829,613	3,387,120	9,367,189	1,364,485

Sales and marketing expenses	(2,970,734)	(6,103,703)	(889,103)	(4,188,192)	(10,992,958)	(1,601,303)
General and administrative expenses	(5,800,673)	(278,345)	(40,546)	(5,829,434)	(514,420)	(74,934)
Research and development expenses	(186,029)	(803,664)	(117,067)	(258,847)	(1,470,745)	(214,238)
Total operating expenses	(8,957,436)	(7,185,712)	(1,046,716)	(10,276,473)	(12,978,123)	(1,890,475)

Operating loss	(6,636,220)	(1,490,413)	(217,103)	(6,889,353)	(3,610,934)	(525,990)

Interest income	136,601	402,568	58,641	186,764	654,670	95,363
Foreign exchange gain	3,596	44,760	6,520	1,460	42,874	6,245
Other income, net	2,135	39,835	5,803	6,220	32,432	4,724

Loss before income tax	(6,493,888)	(1,003,250)	(146,139)	(6,694,909)	(2,880,958)	(419,658)
Income tax expenses	—	—	—	—	—	—
Net loss	(6,493,888)	(1,003,250)	(146,139)	(6,694,909)	(2,880,958)	(419,658)

PINDUODUO INC.

CONDENSED CONSOLIDATED STATEMENTS OF LOSS

(Amounts in thousands of RMB and US$, except for per share data)

	For the three months ended June 30,			For the six months ended June 30,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net loss	(6,493,888)	(1,003,250)	(146,139)	(6,694,909)	(2,880,958)	(419,658)
Deemed distribution to certain holders of convertible preferred shares	—	—	—	(80,496)	—	—
Net loss attributable to ordinary shareholders	(6,493,888)	(1,003,250)	(146,139)	(6,775,405)	(2,880,958)	(419,658)

Loss per share for Class A and Class B ordinary shares:
-Basic	(3.35)	(0.22)	(0.03)	(3.66)	(0.63)	(0.09)
-Diluted	(3.35)	(0.22)	(0.03)	(3.66)	(0.63)	(0.09)

Loss per ADS (4 ordinary shares equals 1 ADS ):
-Basic	(13.40)	(0.88)	(0.12)	(14.64)	(2.52)	(0.36)
-Diluted	(13.40)	(0.88)	(0.12)	(14.64)	(2.52)	(0.36)

Weighted average number of Class A and Class B ordinary shares outstanding (in thousands):
-Basic	1,940,537	4,649,429	4,649,429	1,850,155	4,604,472	4,604,472
-Diluted	1,940,537	4,649,429	4,649,429	1,850,155	4,604,472	4,604,472

PINDUODUO INC.

NOTES TO FINANCIAL INFORMATION

(Amounts in thousands of RMB and US$)

	For the three months ended June 30,			For the six months ended June 30,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues
Online marketplace services
- Online marketing services	2,370,952	6,467,073	942,035	3,479,052	10,415,487	1,517,187
- Transaction services	338,094	822,935	119,874	614,598	1,419,725	206,806
Total	2,709,046	7,290,008	1,061,909	4,093,650	11,835,212	1,723,993

PINDUODUO INC.

NOTES TO FINANCIAL INFORMATION

(Amounts in thousands of RMB and US$)

	For the three months ended June 30,			For the six months ended June 30,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Share-based compensation costs included in:
Costs of revenues	511	3,731	543	811	8,012	1,167
Sales and marketing expenses	32,291	208,379	30,354	33,493	404,500	58,922
General and administrative expenses	5,770,706	187,049	27,247	5,775,733	356,052	51,865
Research and development expenses	16,982	192,816	28,087	24,063	322,043	46,911
Total	5,820,490	591,975	86,231	5,834,100	1,090,607	158,865

PINDUODUO INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$)

	For the three months ended June 30,			For the six months ended June 30,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net cash provided by operating activities	1,087,644	4,147,982	604,223	404,117	2,604,731	379,422
Net cash used in investing activities	(291,150)	(1,139,423)	(165,976)	(1,092,706)	(681,950)	(99,337)
Net cash (used in)/provided by financing activities	(3,789)	—	—	5,820,779	7,993,828	1,164,432
Effect of exchange rate changes on cash, cash equivalents and restricted cash	330,620	436,368	63,564	254,821	207,871	30,280

Increase in cash, cash equivalents and restricted cash	1,123,325	3,444,927	501,811	5,387,011	10,124,480	1,474,797
Cash, cash equivalents and restricted cash at beginning of period	16,692,687	37,219,239	5,421,593	12,429,001	30,539,686	4,448,607

Cash, cash equivalents and restricted cash at end of period	17,816,012	40,664,166	5,923,404	17,816,012	40,664,166	5,923,404

PINDUODUO INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE GAAP MEASURES

(Amounts in thousands of RMB and US$, except for per share data)

	For the three months ended June 30,			For the six months ended June 30,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating Loss	(6,636,220)	(1,490,413)	(217,103)	(6,889,353)	(3,610,934)	(525,990)
Add: Share-based compensation	5,820,490	591,975	86,231	5,834,100	1,090,607	158,865
Non-GAAP operating loss	(815,730)	(898,438)	(130,872)	(1,055,253)	(2,520,327)	(367,125)

Net loss attributable to ordinary shareholders	(6,493,888)	(1,003,250)	(146,139)	(6,775,405)	(2,880,958)	(419,658)
Add: Share-based compensation	5,820,490	591,975	86,231	5,834,100	1,090,607	158,865
Non-GAAP net loss attributable to ordinary shareholders	(673,398)	(411,275)	(59,908)	(941,305)	(1,790,351)	(260,793)

Weighted-average number of ordinary shares outstanding - basic and diluted (in thousands)	1,940,537	4,649,429	4,649,429	1,850,155	4,604,472	4,604,472
Non-GAAP basic loss per share	(0.35)	(0.09)	(0.01)	(0.51)	(0.39)	(0.06)
Non-GAAP basic loss per ADS	(1.40)	(0.36)	(0.04)	(2.04)	(1.56)	(0.24)
Non-GAAP diluted loss per share	(0.35)	(0.09)	(0.01)	(0.51)	(0.39)	(0.06)
Non-GAAP diluted loss per ADS	(1.40)	(0.36)	(0.04)	(2.04)	(1.56)	(0.24)